EV Trail LLC
Balance Sheet
As of December 31, 2018
** UNAUDITED **

ASSETS		
Current Assets		
Checking/Savings	$	450
Total Current Assets	$	450
TOTAL ASSETS	$	450
LIABILITIES & EQUITY		
Owners' Equity		
Invested Capital	$	833
Retained Earnings	$	-
Net Income	$	(383)
Total Owners' Equity	$	450
TOTAL LIABILITIES & EQUITY	$	450

EV⚡TRAIL